                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of July 2006 No. 3

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On July 26, 2006, the Registrant announced its financial results for the six month and three month periods ended June 30, 2006. Attached hereto are the following exhibits:

     Exhibit 99.1      Press release relating to such announcement.

     Exhibit 99.2      Registrant's unaudited condensed interim consolidated
                       financial statements as of June 30, 2006 and for the
                       three month period then ended.

     Exhibit 99.3      Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

     This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into (1) all effective registration statements filed by us under the
Securities Act of 1933 and (2) Registration Statement No. 333-131315 on Form
F-3, except that the information herein relating to EBITDA and related non-GAAP financial measure disclosures is expressly excluded from such incorporation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.

Date: July 26, 2006                                  By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary